Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via EDGAR

February 11, 2011

Kathleen Krebs Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549 Mail Stop 3030

Re:	China VantagePoint Acquisition Company Amendment No. 5 to Form S-1 Filed February 4, 2011 File No. 333-170006

Dear Ms. Krebs:

On behalf of our client, China VantagePoint Acquisition Company, a Cayman Islands exempted company (the “Company”), we are hereby submitting a revised response Registration Statement on Form S-1 (the “Registration Statement”).  Contemporaneous with this submission we are submitting five clean and marked copies of an amended Registration Statement on Form S-1/A for the Company (the “Amended S-1”) reflecting the responses of the Company below.

We are filing this Amended S-1 in response to comment 1 from the Staff’s letter to the Company dated February 3, 2011, and pursuant to discussions with the Staff.  The Company has revised the Registration Statement to provide that the Company may purchase up to 50% of the subunits sold in the offering at any time commencing 61 days after the effective date of the registration statement and ending on the date on which the Company announces a business combination.  The Registration Statement previously provided that such repurchases would end on the date the Company enters into a definitive agreement relating to a business combination.  Such changes appear on the cover page of the prospectus, as well as on pages 6, 27, 40, 70, 78, 93 and F-7.

Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4866.

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Kathleen Krebs February 11, 2011 Page 2

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Loeb & Loeb LLP